RYMAN HOSPITALITY PROPERTIES, INC.

July 30, 2013

Via EDGAR Submission and Facsimile

United States Securities and Exchange Commission

Division of Corporation Finance

100 F St., NE

Washington, D.C. 20549-7010

Attn:	Kevin Woody

 Branch Chief

Re:	Ryman Hospitality Properties, Inc.

Form 10-K for the Year Ended

December 31, 2012

Filed on February 27, 2013

File No. 001-13079

Dear Mr. Woody:

The following is the response of Ryman Hospitality Properties, Inc. (the “Company”) to the comments issued by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated July 17, 2013 (the “Comment Letter”) concerning the above-referenced document filed by the Company with the Commission. For your convenience we have set forth below the text of the comments from the Comment Letter, followed by the Company’s response.

Form 10-K for the year ended December 31, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Page 35

Liquidity and Capital Resources, page 53

Liquidity, page 55

1.	Please tell us if you capitalized personnel costs to your property and equipment. In future filings, to the extent material, please separately quantify and disclose personnel costs capitalized to property and equipment for all periods presented and discuss fluctuations in capitalized personnel costs for all periods presented within your MD&A.

RESPONSE:

During the years ended December 31, 2012, 2011 and 2010, we capitalized approximately $1.9 million, $2.3 million and $2.2 million, respectively, of personnel costs in our property and equipment. In each year, this represented less than 2% of total capital expenditures, which we do not believe to be material. To the extent material, in future filings, we will separately quantify and disclose personnel costs capitalized to property and equipment for all periods presented and we will discuss fluctuations in capitalized personnel costs for all periods presented within our MD&A.

Financial Statements

Notes to Consolidated Financial Statements, page 77

13. Income Taxes, page 105

2.	We note you reversed $137.4 million in net deferred tax liabilities and recorded a valuation allowance of $76.1 million on the net deferred tax assets of the TRSs during the three months ended March 31, 2013. Please tell us how you determined it was appropriate to record these items during 2013. Your response should address your consideration of your Board of Directors’ approval of the REIT conversion on May 30, 2012. Please refer to ASC 740-10.

RESPONSE:

The Company was previously taxed as a C-Corp and will continue to be taxed as a C-Corp. However, on the tax return associated with 2013 (to be filed in 2014), the Company’s computation of taxable income will include a deduction for dividends paid. While the Board of Directors’ approval was in May 2012, the Company’s earnings continued to be taxable without consideration of a dividends paid deduction in the 2012 tax year. In 2013, the Company’s earnings are taxable but the amount subject to income taxes is reduced by a deduction for the amount of REIT income distributed to shareholders. We do not believe a REIT conversion is a change in tax status as the Company continues to be taxed as a C-corporation. Therefore, we do not believe ASC 740-10-25-32 or 740-10-25-33 is applicable. Although not a determinative factor, the Company also considered published guidance available on the accounting for income taxes as well as the approach and timing of other public companies that have recently converted to REITs.

Form 10-Q for the Quarterly Period Ended March 31, 2013

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

Liquidity and Capital Resources, page 35

Liquidity, page 36

3.	We note that you declared distributions of $26 million and that you had cash flow used in operating activities of $47 million during the three months ended March 31, 2013. In future filings, please discuss the source(s) of these distributions within the Liquidity and Capital Resources section of your Management’s Discussion and Analysis of Financial Condition and Results of Operations, as this disparity raises concerns about the sustainability of distributions into the future. Please provide us with an example of your proposed disclosure.

RESPONSE:

During the three months ended March 31, 2013, we had cash flow used in operating activities of approximately $47 million. The reversal of deferred tax liabilities and the recognition of valuation allowances on the net deferred tax assets of our TRSs represents the majority of the reconciling item from net income to net cash flows provided by (used in) operating activities of approximately $67 million. These tax items, and their related impact on our cash used in operating activities, are the result of our REIT conversion, and no cash was actually paid out by the Company in connection with such reversal and recognition. During the years ended December 31, 2012, 2011 and 2010, our net cash flows provided by operating activities were approximately $176 million, $154 million and $139 million. Therefore, we do not feel that the sustainability of distributions into the future is a concern; however, if a disparity between cash flow provided by operating activities and our declared distributions were to recur, we will discuss the source(s) of our anticipated distributions within the Liquidity and Capital Resources section of our Management’s Discussion and Analysis of Financial Condition and Results of Operations in future filings.

*        *        *

In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments concerning this response letter to the undersigned at (615) 316-6000 or F. Mitchell Walker, Jr., Esq., of Bass, Berry & Sims PLC at (615) 742-6275.

Sincerely,

/s/ Mark Fioravanti

Mark Fioravanti
Executive Vice President and Chief Financial Officer

cc:	Colin V. Reed, Ryman Hospitality Properties, Inc.

Jennifer Hutcheson, Ryman Hospitality Properties, Inc.

Scott J. Lynn, Ryman Hospitality Properties, Inc.

F. Mitchell Walker, Jr., Bass, Berry & Sims PLC

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